FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2007
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F      ☑                Form 40-F      ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes           ☐                No            ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending
June 30, 2007 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Quarterly Report for the period ended June 30, 2007 of Quebecor Media Inc.

SIGNATURE

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUEBECOR MEDIA INC.
(s) Louis Morin

By:	Louis Morin

Vice President and Chief Financial Officer

Date:	August 29, 2007

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or “the Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities in the second quarter of 2007 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2006 (Form 20F/A), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS OF SECOND QUARTER 2007
Quebecor Media’s revenues grew by $75.4 million (10.2%) and its operating income by $27.7 million (13.4%) in the second quarter of 2007. Excluding the stock option expense, operating income rose 22.1% compared with a 2.9% increase in the same quarter of 2006. The strong growth was mainly due to the excellent performance of the Cable segment, which recorded revenue and operating income increases of $57.6 million (18.3%) and $23.8 million (19.5%) respectively compared with the same quarter of 2006. Once again, the increases resulted from steady customer growth for all of the segment’s services. The strong uptrend in the Cable segment’s operating income continued during the quarter: excluding the impact of the Quebecor Media stock option plan expense charged to the Cable segment, the segment’s operating income increased by 30.3% in the second quarter of 2007, compared with 17.0% in the second quarter of 2006. The Leisure and Entertainment segment’s results showed considerable improvement in the second quarter of 2007: revenues increased by $11.9 million (17.8%) and operating results improved by $8.3 million, from an operating loss of $0.5 million in the second quarter of 2006 to operating income of $7.8 million in the same quarter of 2007. The turnaround was mainly due to strong results at Quebecor Media Book Group Inc. (“Quebecor Media Book Group”).
Quebecor Media’s net income totalled $88.7 million in the second quarter of 2007, a 49.8% increase from the same quarter of 2006.
During the second quarter of 2007, Videotron Ltd. (“Videotron”) added 55,000 subscribers for its cable telephone service, 26,000 subscribers for its cable Internet access service, 10,400 phones for its wireless telephone service and 1,900 customers for its cable television services combined (including an increase of 26,300 for illico Digital TV).
On May 31, 2007, Quebecor Media announced that it had entered into an acquisition and support agreement pursuant to which Quebecor Media would make a take-over bid to acquire all outstanding

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units of Osprey Media Income Fund (“Osprey Media”) at a price of $7.25 per unit. In addition, Quebecor Media made arrangements for Osprey Media to have access to a new five-year $60.0 million revolving credit facility which Osprey Media may use to replace its existing $65.0 million revolving credit facility. On July 5, 2007, Quebecor Media notified Osprey Media of its offer (“Amended Offer”) to amend the terms of its initial offer by, among other things, increasing the offer price to $8.45 per unit for a total cash consideration of $414.4 million (excluding assumed liabilities) and thereby exercising its “right to match” a superior proposal in accordance with the acquisition and support agreement. This Amended Offer was approved by the Board of Trustees of Osprey Media and remained open for acceptance until August 3, 2007. On August 3, 2007, Quebecor Media accepted all of the 44,299,639 units (90.3%) of Osprey Media deposited under the Amended Offer at such time and amended Osprey Media’s declaration of trust. Accordingly, on August 8, 2007, Quebecor Media acquired the remaining units not deposited under the Amended Offer pursuant to the compulsory acquisition provisions of Osprey Media Income Fund’s amended declaration of trust and paid a total cash consideration of $414.4 million for all units acquired (excluding assumed liabilities). Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications. The addition of Osprey Media’s properties makes Quebecor Media’s Newspapers segment the largest publisher of newspapers in Canada.
On June 30, 2007, Canoe Inc. (“Canoe”) closed the sale of the operations of Progisia Informatique, a division of Canoe in the Internet/Portals segment, to Groupe Conseil OSI inc. (“Groupe Conseil OSI”). The sale of Progisia Informatique is consistent with Canoe’s plans to refocus its operations on the Internet market.
On July 23, 2007, Quebecor Media exercised its option to pay down the Additional Amount payable to The Carlyle Group for a total cash consideration of $127.2 million.
NON-GAAP FINANCIAL MEASURES
We use certain financial measures to assess our financial performance that are not calculated in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”). We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from operations and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.
In the first quarter of 2007, Quebecor Media made changes to the definitions and presentation of the non-GAAP measures it uses, including the addition of a new measure called “cash flows from segment operations.” Free cash flows from operations is now analyzed only on a consolidated basis. Cash flows from segment operations is analyzed for each segment. Cash flows from segment operations represents operating income net of additions to property, plant and equipment, plus proceeds from disposal of assets.

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Operating Income
We define operating income, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, other, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor inc. (“Quebecor”), considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. The Company uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. We provide a reconciliation of operating income to net income (loss) as disclosed in our financial statements in table 1 below.

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Table 1
Reconciliation between the operating income measure used in this report and the net income (loss) measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2007	2006	2007	2006
Operating Income
Cable	$145.7	$121.9	$294.7	$239.7
Newspapers	54.7	60.2	89.2	97.3
Broadcasting	22.1	18.8	24.8	18.4
Leisure and Entertainment	7.8	(0.5)	7.6	0.5
Interactive Technologies and Communications	0.9	1.5	1.4	3.0
Internet/Portals	1.4	2.7	3.1	5.9
Head office	2.3	2.6	2.3	1.3

	234.9	207.2	423.1	366.1
Amortization	(71.9)	(63.5)	(141.8)	(128.1)
Financial expenses	(58.7)	(62.0)	(112.8)	(114.3)
Reserve for restructuring of operations, impairment of assets and other special charges	(5.1)	(8.1)	(12.1)	(7.7)
Loss on debt refinancing	—	—	—	(331.6)
Other	(0.6)	1.5	0.4	1.5
Income taxes	(6.2)	(8.9)	(23.7)	99.9
Non-controlling interest	(8.4)	(7.4)	(8.4)	(5.9)
Income from discontinued operations	4.7	0.4	5.2	0.9

Net income (loss)	$88.7	$59.2	$129.9	$(119.2)

Cash Flows from Segment Operations
We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of the liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represent operating income as defined above, less additions to property, plant and equipment, plus proceeds from the disposal of assets. When we discuss cash flow from segment operations in this quarterly report, we provide the detailed calculation of the measure in the same section.

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Free Cash Flows from Operations
We use free cash flows from operations as a measure of total liquidities generated on a consolidated basis. Free cash flows from operations represents funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. When we discuss free cash flow from operations in this quarterly report, we provide a reconciliation with the most directly comparable GAAP financial measure in the same section.
Average Revenue per User
Average revenue per user (“ARPU”) is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2007/2006 SECOND QUARTER COMPARISON
Quebecor Media’s revenues totalled $815.3 million in the second quarter of 2007, compared with $739.9 million in the same quarter of 2006, an increase of $75.4 million (10.2%). All of Quebecor Media’s business segments reported higher revenues: Cable (an increase of $57.6 million or 18.3%), Leisure and Entertainment ($11.9 million or 17.8%), Interactive Technologies and Communications ($3.2 million or 17.1%), Broadcasting ($3.0 million or 2.9%), Internet/Portals ($1.7 million or 17.0%), and Newspapers ($0.9 million or 0.4%).
Quebecor Media generated operating income of $234.9 million in the second quarter of 2007, compared with $207.2 million in the same quarter of 2006. The $27.7 million (13.4%) increase resulted primarily from higher operating income in the Cable segment (an increase of $23.8 million or 19.5%). Operating income also improved in Leisure and Entertainment ($8.3 million) and Broadcasting ($3.3 million or 17.6%). It decreased in Newspapers ($5.5 million or -9.1%), Internet/Portals ($1.3 million or -48.1%), and Interactive Technologies and Communications ($0.6 million or -40.0%).
In accordance with the accounting method used, the impact on the stock option expense of fluctuations in Quebecor Media’s fair value is recorded during the quarter in which the change occurred. In the second quarter of 2007, Quebecor Media’s fair value for the purpose of the stock option plan increased, whereas it was flat in the second quarter of 2006. As a result, the stock option expense increased by $17.7 million in the second quarter of 2007, compared with the same quarter of 2006. Excluding this unfavourable

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variance, operating income increased by 22.1% in the second quarter of 2007, compared with 2.9% in the same quarter of 2006.
Net income increased by $29.5 million (49.8%) from $59.2 million in the second quarter of 2006 to $88.7 million in the second quarter of 2007, mainly because of the $27.7 million increase in operating income, a $4.0 million gain on the sale of Progisia, and a $3.0 million reduction in the reserve for restructuring of operations, impairment of assets and other special charges. These factors were partially offset by the $8.4 million increase in the amortization charge.
The amortization charge increased by $8.4 million from $63.5 million in the second quarter of 2006 to $71.9 million in the second quarter of 2007 due mainly to significant capital investments in 2006 and the beginning of 2007, particularly in the Cable and Newspapers segments.
Financial expenses totalled $58.7 million in the second quarter of 2007, compared with $62.0 million in the same period of 2006, a $3.3 million decrease. The unfavourable impact of the increase in net losses on financial instruments and on the translation of financial instruments denominated in foreign currencies, triggered by the adoption of new accounting standards for financial instruments on January 1, 2007 (see “Changes in Accounting Policies” below), was offset by decreases in all other categories of financial expenses.
Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges of $5.1 million in the second quarter of 2007, compared with $8.1 million in the second quarter of 2006. In the Newspapers segment, a $3.3 million charge was recorded for termination benefits related to the elimination of production jobs at The Toronto Sun due to the acquisition of new presses, announced in August 2005. As well, a $1.5 million charge was recorded for termination benefits at The London Free Press, The Toronto Sun and Bowes Publishers in connection with voluntary workforce reduction programs. The other segments of Quebecor Media recorded a total reserve for restructuring of operations of $0.3 million, mainly in the Broadcasting segment.
The income tax expense totalled $6.2 million in the second quarter of 2007, compared with $8.9 million in the same quarter of 2006, a favourable variance of $2.7 million attributable mainly to recognition of approximately $10.5 million in tax benefits following the adoption on third reading by the federal government of Canada of a higher conversion rate for tax benefits related to Part VI.1 tax (tax that corporations must pay on preferred dividends paid during a financial year). This rate is used to convert the value of Part VI.1 tax into current expenses. These tax benefits had been acquired from Quebecor World but could not be recognized at full value under accounting rules prior to the adoption on third reading of the new rate. The recognition of previously unrecorded tax benefits by Quebecor Media as a result of the recording of financial instruments in accordance with the new accounting standards adopted as of January 1, 2007 (see “Changes in Accounting Policies” below), and a favourable tax rate mix in the various components of these entries, also contributed to reducing the income tax expense. The income tax expense in the second quarter of 2006 reflected the impact of the tax rate reduction introduced in June 2006 by the Canadian federal government and the elimination, retroactive to January 1, 2006, of Part I.3 large corporation tax.

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2007/2006 YEAR-TO-DATE COMPARISON
In the first half of 2007, Quebecor Media’s revenues totalled $1.57 billion, compared with $1.44 billion in the same period of 2006, an increase of $130.6 million (9.1%). All of Quebecor Media’s business segments reported higher revenues: Cable (an increase of $114.8 million or 18.6%), Leisure and Entertainment ($9.3 million or 6.8%), Interactive Technologies and Communications ($6.2 million or 16.9%), Broadcasting ($5.4 million or 2.8%), Internet/Portals ($2.7 million or 13.2%), and Newspapers ($1.5 million or 0.3%).
Quebecor Media’s year-to-date operating income was $423.1 million, compared with $366.1 million in the same period of 2006. The increase of $57.0 million (15.6%) resulted mainly from higher operating income in the Cable segment ($55.0 million or 22.9%). Operating income also increased in Leisure and Entertainment ($7.1 million) and Broadcasting ($6.4 million or 34.8%). These increases were partially offset by decreases in Newspapers ($8.1 million or -8.3%), Internet/Portals ($2.8 million or -47.5%) and Interactive Technologies and Communications ($1.6 million or -53.3%).
Net income was $129.9 million in the first half of 2007, compared with a net loss of $119.2 million in the same period of 2006. The favourable variance of $249.1 million was due primarily to the impact of the recording in the first quarter of 2006 of a $212.0 million loss on debt refinancing, net of income tax, as well as the $57.0 million increase in operating income in the first half of 2007.
Quebecor Media recorded an income tax expense of $23.7 million in the first half of 2007, compared with income tax credits of $99.9 million in the first half of 2006. The unfavourable variance of $123.6 million resulted primarily from tax savings recognized in the first half of 2006 in connection with a loss on debt refinancing related to the repurchase of Quebecor Media’s Senior Notes.
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
In the second quarter of 2007, continuing operating activities provided free cash flows of $87.2 million compared with $39.2 million in the same quarter of 2006 (see Table 2). The $48.0 million improvement was mainly due to a $42.2 million decrease in additions to property, plant and equipment. Significant instalment payments were made in the second quarter of 2006 under contracts to acquire six new presses to print some of Quebecor Media’s newspapers and other products, and investments by Videotron in its network were lower in the second quarter of 2007. The improvement in free cash flows was also due to the $27.7 million increase in operating income. These factors were partially offset by an unfavourable variance of $28.5 million in the net change in non-cash balances related to operations, resulting mainly from a reduction in accounts payable and accrued liabilities.
On a year-to-date basis, free cash flows from continuing operating activities totalled $67.8 million, compared with negative $244.5 million in the same period of 2006 (see Table 2). The $312.3 million improvement was mainly due to the payment in the first quarter of 2006 of $191.3 million in accrued interest on Senior Discount Notes as part of the refinancing carried out on January 17, 2006. The improvement was also due to the $57.0 million increase in operating income, the $34.5 million favourable variance in non-cash

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balances related to operations, and the $24.2 million decrease in additions to property, plant and equipment.
Table 2
Free cash flows from operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2007	2006	2007	2006

Cash flows from segment operations
Cable	$77.1	$39.5	$137.9	$98.1
Newspaper	42.0	17.1	59.3	23.6
Broadcasting	19.3	16.9	18.5	15.1
Leisure and Entertainment	7.7	(1.1)	7.3	(0.8)
Interactive Technologies and Communications	0.3	1.3	(0.1)	2.5
Internet / Portals	(0.1)	2.3	0.7	5.3
Head Office and inter-segment	2.3	2.6	4.6	1.1

	148.6	78.6	228.2	144.9
Cash interest expense (1)	(47.5)	(51.9)	(97.8)	(295.0)
Cash portion of restructuring of operations and other special charges	(5.1)	(8,1)	(12.1)	(7,7)
Current income taxes	4.1	(1.7)	6.1	(2.6)
Other	(4.2)	2,5	(6.0)	1,0
Net change in non-cash balances related to operations	(8.7)	19.8	(50.6)	(85.1)

Free cash flows from continuing operating activities	$87.2	$39.2	$67.8	$(244.5)

(1)	Interest on long-term debt and other interest, less investment income and interest capitalized to cost of property, plant and equipment.

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Table 3
Reconciliation of free cash flows from continuing operating activities to cash flows provided by (used in) continuing operating activities as disclosed in our financial statements
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2007	2006	2007	2006

Free cash flows from continuing operating activities	$87.2	$39.2	$67.8	$(244.5)
Additions to property, plant and equipment	86.6	128.8	197.7	221.9
Proceeds from disposal of assets	(0.3)	(0.2)	(2.8)	(0.7)

Cash flows provided from (used in) continuing operating activities	$173.5	$167.8	$262.7	$(23.3)

Table 4
Reconciliation of operating income to cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2007	2006	2007	2006

Operating income	$234.9	$207.2	$423.1	$366.1
Additions to property, plant and equipment	(86.6)	(128.8)	(197.7)	(221.9)
Proceeds from disposal of assets	0.3	0.2	2.8	0.7

Cash flows provided from segment operations	$148.6	$78.6	$228.2	$144.9

SEGMENTED ANALYSIS
Cable segment
The Cable segment generated revenues of $371.9 million in the second quarter of 2007, compared with $314.3 million in the same quarter of 2006, a $57.6 million (18.3%) increase.
Revenues from Videotron’s illico Digital TV service, excluding related services, rose by $18.2 million (28.0%) to $83.2 million in the second quarter of 2007. The strong quarterly performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $14.4 million (8.6%) to $182.0 million due to the impact of customer base growth, increases in some rates, and the favourable impact of the growing illico Digital TV customer base on revenues from illico on Demand, pay TV and pay-per-view.

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illico Digital TV had 679,100 customers at the end of the second quarter of 2007, an increase of 26,300 or 4.0% from the end of the previous quarter (compared with an increase of 33,000 customers in the second quarter of 2006). Since the end of the second quarter of 2006, the number of subscribers to illico Digital TV has increased by 133,700 or 24.5% (see Chart 1). As of June 30, 2007, illico Digital TV had a household penetration rate (number of subscribers as a proportion of total homes passed by Videotron’s cable television network) of 27.4% versus 22.4% a year earlier.
Chart 1
Customer base for cable television services
Videotron’s analog cable television service lost 24,400 customers (-2.6%) in the second quarter of 2007 (compared with a decrease of 31,800 customers in the same quarter of 2006). Over a one-year period, the number of subscribers to the service has decreased by 70,400 (-7.2%) (see Chart 1), primarily as a result of customer migration to the illico Digital TV service. The combined customer base for all of Videotron’s cable television services increased by 1,900 (0.1%) in the second quarter of 2007 (compared with an increase of 1,200 customers in the same quarter of 2006) and by 63,400 (4.2%) in the 12-month period ended June 30, 2007 (see Chart 1). As of June 30, 2007, Videotron’s cable television services had a household penetration rate of 64.0%, compared with 62.4% one year earlier.
Videotron’s Internet access services registered continued its strong growth in the second quarter of 2007, posting revenues of $102.3 million, a $19.3 million (23.3%) increase over the same period of 2006. The improvement was mainly due to customer growth, as well as heavier consumption by existing customers and increases in some rates. The number of customers for cable Internet access services stood at 853,900 at the end of the second quarter of 2007, an increase of 26,000 (3.1%) from the previous quarter (compared with a 28,800 increase in the same quarter of 2006). Since the end of the second quarter of 2006, the number of Internet access customers has increased by 143,300 (20.2%) (see Chart 2). At
Chart 2
Customer base for cable Internet access

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June 30, 2007, cable Internet access services had a household penetration rate of 34.5%, compared with 29.1% at June 30, 2006.
The strong growth of Videotron’s IP telephone service continued in the second quarter of 2007. The service generated quarterly revenues of $44.2 million, compared with $24.0 million in the same quarter of 2006, a $20.2 million (84.2%) increase. As of the end of June 2007, the number of subscribers to the service had passed the half-million mark and stood at 503,700, a quarter-over-quarter increase of 55,000 (12.3%) (compared with an increase 56,200 customers in the same quarter of 2006). The service has added 220,500 customers (77.9%) since the end of the second quarter of 2006 (see Chart 3). At June 30, 2007, the IP telephone service had a household penetration rate of 20.4%, compared with 11.6% one year earlier.
Chart 3
Customer base for cable telephone service
At June 30, 2007, there were 30,700 phones on Videotron’s wireless telephone service, launched in August 2006, compared with 20,300 phones at March 31, 2007, a quarter-over-quarter increase of 10,400 (51.2%).
Videotron’s monthly ARPU increased by $9.78 (16.3%) from $60.17 in the second quarter of 2006 to $69.95 in the second quarter of 2007.
Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) recorded revenues of $12.7 million in the second quarter of 2007. The 1.6% decrease from the same quarter in 2006 was mainly due to decreases in some revenues, partially offset by an increase in same-store sales and the opening of new Videotron stores.
The Cable segment’s total operating income increased by $23.8 million (19.5%) from $121.9 million in the second quarter of 2006 to $145.7 million in the second quarter of 2007, mainly because of the growth in customer base for all services, as well as increases in some rates. These favourable factors more than offset the negative impact of increased charges for Quebecor Media’s stock option plan. Expenses related to Quebecor Media’s stock option plan are charged to its operating segments as a direct charge, to reflect the participation of the segment’s managers in the plan and as management fees. Excluding the stock option expense, the Cable segment’s operating income increased by 30.3% in the second quarter of 2007, compared with 17.0% in the same quarter of 2006.

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The Cable segment’s operating margin for all operations, i.e., operating income as a percentage of revenues, was 39.2% in the second quarter of 2007, compared with 38.8% in the same period of the previous year.
On a year-to-date basis, the Cable segment recorded revenues of $730.7 million, compared with $615.9 million in the same period of the previous year, an increase of $114.8 million (18.6%) due mainly to customer growth.
The illico Digital TV service added 55,500 customers during the first half of 2007, compared with 70,800 in the same period of 2006. Analog cable television services lost 43,400 customers during the period, compared with 55,700 in the same period of the previous year. The combined customer base for all cable television services increased by 12,200 in the first half of 2007, compared with 15,100 in the same period of 2006. The number of cable Internet access customers increased by 61,900 in the first half of the year, compared with 72,600 in the same period of 2006. The customer base for IP telephone service grew by 105,900 customers, compared with 120,200 in the same period of 2006. The wireless telephone service added 18,900 lines in the first six months of 2007.
Le SuperClub Vidéotron recorded year-to-date revenues of $25.6 million, an increase of 1.2% compared with the same period of 2006 due mainly to the opening of Videotron stores and increased retail sales.
On a year-to-date basis, the Cable segment recorded operating income of $294.7 million, compared with $239.7 million in the same period of the previous year. The $55.0 million (22.9%) increase was due essentially to the same factors as those noted above in the discussion of second quarter results. The Cable segment’s operating margin for all operations was 40.3% for the first six months of 2007, compared with 38.9% for the same period in 2006. Excluding the stock option expense, the Cable segment’s operating income increased by 29.1% in the first half of 2007, compared with 18.5% in the same period of 2006.
Under Quebecor Media’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as transactions are completed. It is common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 5 below shows operating income before the cost of subsidies granted customers on equipment sales and their impact on the segment’s results.
Table 5: Cable segment
Operating income
(in millions of Canadian dollars)

	Three months			Six months
	ended June 30		ended June 30
	2007	2006	2007	2006

Operating income before cost of equipment subsidies to customers	$153.2	$129.1	$308.5	$253.5
Cost of equipment subsidies to customers	(7.5)	(7.2)	(13.8)	(13.8)

Operating income	$145.7	$121.9	$294.7	$239.7

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In the second quarter of 2007, cash flows from the Cable segment’s operations amounted to $77.1 million, compared with $39.5 million in the same quarter of 2006 (see Table 6). The $37.6 million increase was due to the positive impact of the $23.8 million increase in operating income, combined with a $13.8 million decrease in additions to property, plant and equipment, partly as a result of lower investment in network modernization than in the second quarter of 2006. On a year-to-date basis, cash flows from segment operations increased by $39.8 million to $137.9 million, compared with $98.1 million in the same period of 2006, due to the $55.0 million increase in operating income, which was partially offset by a $15.2 million increase in additions to property, plant and equipment in the first half of 2007 over the same period in 2006, primarily attributable to investments by Videotron to increase network capacity.
Table 6: Cable segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2007	2006	2007	2006

Operating income	$145.7	$121.9	$294.7	$239.7
Additions to property, plant and equipment	(68.8)	(82.6)	(157.1)	(141.9)
Proceeds from disposal of assets	0.2	0.2	0.3	0.3

Cash flows from segment operations	$77.1	$39.5	$137.9	$98.1

The Cable segment’s telephone service has numerous competitors, including incumbent local exchange carriers (“ILECs”), competitive local exchange carriers (“CLECs”), wireless telephone service operators and other providers of telephony services, and competitors that are not facilities based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase in 2007 and following years, particularly in view of the federal government Order in Council issued in April 2007 lifting winback restrictions and relaxing the criteria for forbearance from regulation of local exchange services. Among other things, the Order reduced the size of the relevant local telephone markets, replaced the market share loss test by a competitive facilities test, and relaxed some of the requirements for quality of service provided to competitors. Under the new rules, the main residential markets in Québec were deregulated as of August 3, 2007. A number of business markets may also be deregulated in the weeks to come.
In April 2007, Videotron announced an exclusive agreement with wireless telephone provider Sony-Ericsson to sell its W710i handset. Videotron became the only wireless service provider in Québec to offer its customers this advanced multi-purpose device.
In June 2007, Videotron rolled out its cable telephone service to 14 municipalities in the Joliette area, northeast of metropolitan Montréal.

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In the second quarter of 2007, Videotron recommitted to building a wireless network based on cutting-edge third generation (3G) technology in order to offer its Québec customers integrated mobile multimedia services at the best possible price. To do so, Videotron will need to obtain spectrum rights and equitable competitive conditions in the spectrum auction which the federal government plans to hold in early 2008.
Newspapers segment
The Newspapers segment’s revenues rose by $0.9 million (0.4%) to $241.8 million in the second quarter of 2007, compared with $240.9 million in the same quarter of 2006. Advertising revenues grew by 1.9% due to increases at the free dailies and community newspapers. Circulation revenues decreased by 3.7%. Distribution, commercial printing and other revenues combined decreased by 3.5%, mainly because of lower distribution revenues. Revenues decreased by $1.7 million (-1.0%) at the urban dailies and increased by $1.1 million (1.4%) at the community newspapers in the second quarter of 2007. Within the urban dailies group, revenues of the free dailies increased by 54.0% compared with the second quarter of 2006 due to excellent results posted by the Montréal, Toronto and Vancouver dailies, and the launch of free dailies in Ottawa and Ottawa-Gatineau in November 2006, and in Calgary and Edmonton in February 2007.
The Newspapers segment’s operating income totalled $54.7 million in the second quarter of 2007, a $5.5 million (-9.1%) decrease from the same quarter of 2006, attributable primarily to investments related to the launch of four new free dailies (in Ottawa, Ottawa-Gatineau, Calgary and Edmonton), an unfavourable variance in the charge for Quebecor Media’s stock option plan, and one-time costs related to the labour dispute at Le Journal de Québec. Excluding these items, operating income was flat at $60.2 million in the second quarter of 2007. Excluding the launch of the four new free dailies and one-time costs related to the labour dispute at Le Journal de Québec, operating income from the urban dailies increased by $0.9 million (2.1%). Operating income from the dailies in the Western Group, The London Free Press and The Toronto Sun increased by 18.6%, 14.8% and 12.8% respectively during the same period. Excluding the launch of the four new free dailies, the operating loss of the free dailies decreased by 64.1% in the second quarter of 2007. Operating income from community newspapers was unchanged.
On a year-to-date basis, the Newspapers segment’s revenues totalled $462.1 million, compared with $460.6 million in the same period of 2006, a $1.5 million (0.3%) increase due mainly to a 1.6% increase in advertising revenues, which more than made up for a 3.7% decrease in circulation revenues and a 2.2% decrease in combined distribution, commercial printing and other revenues. Revenues of the free dailies grew by 52.2% in the first half of 2007 compared with the same period in 2006.
Year-to-date operating income decreased by $8.1 million (-8.3%) to $89.2 million, compared with $97.3 million in the same period of 2006, primarily as a result of investments related to the launch of four new free dailies in Ottawa, Ottawa-Gatineau, Calgary and Edmonton, one-time costs related to the labour disputes at Le Journal de Montréal and Le Journal de Québec, and variances in the charge for Quebecor Media’s stock option plan. Excluding these items, operating income totalled $100.9 million in the first half of 2007, compared with $99.3 million in the same period of the previous year. The

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$1.6 million (1.6%) increase was largely due to the impact of restructuring initiatives. Operating income from The Toronto Sun, the dailies in the Western Group and The London Free Press grew by 27.1%, 14.5% and 12.3% respectively in the first six months of 2007 compared with the same period of 2006.
Cash flows from the Newspapers segment’s operations were $42.0 million in the second quarter of 2007, compared with $17.1 million in the same period of 2006 (see Table 7). The $24.9 million increase mainly reflects a $30.4 million decrease in additions to property, plant and equipment due to large instalment payments in the first quarter of 2006 under contracts to acquire six new presses. On a year-to-date basis, cash flows from segment operations were $59.3 million, compared with $23.6 million in the same period of 2006, a $35.7 million increase due essentially to a $43.8 million decrease in additions to property, plant and equipment, partially offset by the $8.1 million decrease in operating income.
Table 7: Newspapers segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2007	2006	2007	2006

Operating income	$54.7	$60.2	$89.2	$97.3
Additions to property, plant and equipment	(12.7)	(43.1)	(29.9)	(73.7)

Cash flows from segment operations	$42.0	$17.1	$59.3	$23.6

Commissioning of the Mirabel Printing facility in Québec is proceeding on schedule. The third and last press began operating in May 2007 and is being used to print some Quebecor Media newspapers and other products.
Le Journal de Québec has been engaged in a labour dispute with its unionized pressroom, newsroom and office employees since April 22, 2007. The outcome of this dispute cannot be foreseen at this time. A new collective bargaining agreement was signed with the newspaper’s unionized sales department employees on April 2, 2007. To date, there has been no interruption in publication of Le Journal de Québec and Sun Media Corporation intends to keep measures in place to continue offering a high-calibre product.
On May 31, 2007, Quebecor Media announced that it had entered into an acquisition and support agreement pursuant to which Quebecor Media would make a take-over bid to acquire all outstanding units of Osprey Media at a price of $7.25 per unit. In addition, Quebecor Media made arrangements for Osprey Media to have access to a new five-year $60.0 million revolving credit facility which Osprey Media may use to replace its existing $65.0 million revolving credit facility. On July 5, 2007, Quebecor Media notified Osprey Media of its offer (“Amended Offer”) to amend the terms of its initial offer by, among other things, increasing the offer price to $8.45 per unit for a total cash consideration of $414.4 million (excluding assumed liabilities) and thereby exercising its “right to match” a superior proposal in accordance with the acquisition and support agreement. This Amended Offer was approved by the Board of Trustees of Osprey Media and remained open for acceptance until August 3, 2007. On August 3, 2007, Quebecor Media accepted all of the 44,299,639 units (90.3%) of Osprey Media deposited under the

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Amended Offer at such time and amended Osprey Media’s declaration of trust. Accordingly, on August 8, 2007, Quebecor Media acquired the remaining units not deposited under the Amended Offer pursuant to the compulsory acquisition provisions of Osprey Media’s amended declaration of trust and paid a total cash consideration of $414.4 million for all units acquired (excluding assumed liabilities).
Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers, together with shopping guides, magazines and other publications. Osprey Media’s daily newspapers have a combined circulation of 340,000 per day and more than 2.0 million per week. Osprey Media’s leading dailies include The Kingston Whig-Standard, The Sudbury Star and The Peterborough Examiner, all published in Ontario. The acquisition of Osprey Media will enable Sun Media Corporation to more effectively address the challenges faced by the newspaper industry in the fast-changing media universe. The addition of Osprey Media’s properties makes Quebecor Media’s Newspapers segment the largest newspaper publisher in Canada.
In the context of our acquisition of Osprey Media, Quebecor Media received demand letters from Torstar Corporation (“Torstar”) prior to the acquisition regarding certain reciprocal option rights granted in connection with a previous transaction involving Osprey Media which was not closed. These reciprocal option rights stemmed from an agreement entered into in late 2005 between Quebecor Media and Torstar (the “2005 Agreement”). Quebecor Media is of the view that the 2005 Agreement has been terminated and that it has no further obligations to Torstar under the 2005 Agreement, including in respect of the reciprocal option rights. Quebecor Media intends to vigorously defend its position in any dispute relating to this matter.
Broadcasting segment
The Broadcasting segment recorded revenues of $106.5 million in the second quarter of 2007, compared with $103.5 million in the same quarter of 2006, an increase of $3.0 million (2.9%). Revenues from broadcasting operations were flat. Higher subscription revenues and advertising revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv and Mystery), higher advertising revenues at Sun TV and an increase in revenues from commercial production were offset by a decrease in advertising revenues at the TVA Network. Revenues from distribution operations increased by $2.4 million (89.3%) due to three theatrical releases in the second quarter of 2007, compared with two in the same quarter of 2006, and the success of some video releases, including the film Because I Said So. Revenues from publishing operations were flat in the second quarter of 2007. The impact of the acquisition in November 2006 of the interest in publications TV Hebdo and TV 7 Jours that Quebecor Media did not already hold and an increase in advertising revenues were offset by decreases in newsstand and subscription revenues.
The Broadcasting segment recorded operating income of $22.1 million in the second quarter of 2007, compared with $18.8 million in the same quarter of 2006, a $3.3 million (17.6%) increase. Operating income from broadcasting operations increased by $0.2 million in the second quarter of 2007. The impact of higher revenues at the specialty channels and Sun TV, coupled with lower content costs at the over-the-air stations, outweighed the impact of a decrease in advertising revenues at the TVA Network

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and the unfavourable variance generated by a gain on litigation settlement recognized in the second quarter of 2006 by the TVA Network. Operating income from distribution operations increased by $2.0 million in the second quarter of 2007 because of lower film release costs, combined with the success of the video release of Because I Said So. Operating income from publishing operations increased by $1.0 million compared with the second quarter of 2006, mainly as a result of reductions in some operating expenses, including printing costs.
The Broadcasting segment’s year-to-date revenues were $199.8 million, compared with $194.4 million during the same period of 2006, a $5.4 million (2.8% ) increase. Revenues from broadcasting operations grew by $1.6 million. Higher subscription revenues and advertising revenues at the specialty channels, higher advertising revenues at Sun TV and an increase in revenues from commercial production outweighed a decrease in advertising revenues at the TVA Network. Revenues from distribution operations increased by $2.7 million due to nine theatrical releases in the first half of 2007, compared with only three in the same period of 2006, as well as the success of the film Because I Said So. Year-to-date revenues from publishing operations increased slightly by $0.2 million.
In the first half of 2007, the Broadcasting segment generated operating income of $24.8 million, compared with $18.4 million in the same period of 2006, a $6.4 million (34.8%) increase. Operating income from broadcasting operations increased by $2.8 million, mainly as a result of the impact of higher revenues at the specialty channels and Sun TV, combined with lower content costs at the over-the-air channels, which more than offset the impact of lower advertising revenues at the TVA Network and the recognition of a gain on litigation settlement in the second quarter of 2006. Operating income from publishing operations increased by $3.5 million, mainly as a result of lower printing costs.
Cash flows from the Broadcasting segment’s operations increased by $2.4 million from $16.9 million in the second quarter of 2006 to $19.3 million in the second quarter of 2007 (see Table 8), mainly because of the $3.3 million improvement in operating income. In the first half of 2007, cash flows from segment operations totalled $18.5 million, compared with $15.1 million in the same period of 2006, a $3.4 million increase. The $6.4 million increase in operating income was partially offset by a $2.7 million increase in additions to property, plant and equipment, primarily due to investments in certain computer projects.
Table 8: Broadcasting segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2007	2006	2007	2006

Operating income	$22.1	$18.8	$24.8	$18.4
Additions to property, plant and equipment	(2.8)	(1.9)	(6.3)	(3.6)
Proceeds from disposal of assets	—	—	—	0.3

Cash flows from segment operations	$19.3	$16.9	$18.5	$15.1

The TVA Network continued to register excellent ratings for its entire program schedule during the

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winter/spring 2007 season. According to the BBM People Meter (PPM) surveys for the period of January 8 to April 29, 2007, the TVA Network had an audience share of 27%, more than its two nearest rivals combined. The TVA Network had 9 of the 10 top-rated shows and 24 of the top 30.
On July 5, 2007, the Canadian Radio-television and Telecommunications Commission (“CRTC”) announced a review of the regulatory frameworks for broadcasting distribution undertakings (“BDUs”) and discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). In this review, the CRTC will study the possibility of limiting regulation of BDUs and discretionary programming services to a bare minimum, while continuing to respect the provisions of the Broadcasting Act, and placing greater reliance on market forces where possible. It is not possible to predict with confidence the nature of any changes that may result from this review of the regulatory framework. Amendments to regulations and policies governing broadcasting, discretionary programming and distribution services, the introduction of new rules or policies, or changes to licence terms could have a material impact on the segment’s business, financial position and operating results.
Leisure and Entertainment segment
The Leisure and Entertainment segment’s revenues totalled $78.6 million in the second quarter of 2007, compared with $66.7 million in the same quarter of 2006. The $11.9 million (17.8%) increase was due to a 40.9% increase in the revenues of Quebecor Media Book Group and a 13.7% increase in the revenues of Archambault Group Inc. (“Archambault Group”).
The significant 40.9% growth in the revenues of Quebecor Media Book Group in the second quarter of 2007 was mainly due to increased bookstore, mass market and textbook sales. The French translation of the international bestseller The Secret by Rhonda Byrne, distributed by Messageries A.D.P. inc. (“Messageries A.D.P.”), was immensely successful with sales of more than 182,000 copies in the second quarter of 2007. The sales of new textbooks for Québec high schools by CEC Publishing Inc. (“CEC Publishing”) realized earlier in the year also contributed to the increase in Quebecor Media Book Group’s second quarter revenues.
Archambault Group’s retail sales rose 7.0% in the second quarter of 2007. Higher sales at Archambault stores were partially offset by lower revenues at Camelot Info stores following the closure of two locations. Archambault Group’s distribution revenues grew by 10.6%, mainly because of releases of several albums distributed by Select in the second quarter of 2007. Production revenues increased by 32.3% because of releases of albums by Zachary Richard and Marie-Élaine Thibert, which more than compensated for an unfavourable variance in the sales of European subsidiary Groupe Archambault France S.A.S. caused by delays in album releases in 2007. Revenues from e-commerce operations increased by 37.7% in the second quarter of 2007 compared with the same period in 2006.
The Leisure and Entertainment segment recorded operating income of $7.8 million in the second quarter of 2007, compared with a $0.5 million operating loss in the same quarter of 2006. The $8.3 million increase was essentially due to the impact of the significant increases in the revenues of Quebecor Media Book Group, particularly in the academic and distribution segments, and the increase in Archambault

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Group’s revenues. Improvements in the second quarter of 2007 resulting from inventory adjustments, and reductions in operating costs, were also contributing factors.
On a year-to-date basis, the Leisure and Entertainment segment’s revenues totalled $146.8 million, compared with $137.5 million in the same period of 2006, an increase of $9.3 million (6.8%). Operating income increased by $7.1 million to $7.6 million, compared with $0.5 million in the same period of 2006. The changes in year-to-date revenues and operating income were essentially due to the factors noted above in the analysis of second quarter results.
Cash flows from the Leisure and Entertainment segment’s operations were $7.7 million in the second quarter of 2007, compared with negative $1.1 million in the same period of 2006, a favourable variance of $8.8 million (see Table 9). For the first half of 2007, cash flows from segment operations totalled $7.3 million, compared with negative $0.8 million in the same period of 2006, an $8.1 million improvement. The improvements in the second quarter and first half of 2007 were due primarily to the increase in operating income.
Table 9: Leisure and Entertainment segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2007	2006	2007	2006

Operating income	$7.8	$(0.5)	$7.6	$0.5
Additions to property, plant and equipment	(0.2)	(0.6)	(0.4)	(1.3)
Proceeds from disposal of assets	0.1	—	0.1	—

Cash flows from segment operations	$7.7	$(1.1)	$7.3	$(0.8)

Interactive Technologies and Communications segment
The Interactive Technologies and Communications segment recorded revenues of $21.9 million in the second quarter of 2007, compared with $18.7 million in the same quarter of 2006. The $3.2 million (17.1%) increase reflects the impact of the acquisition of Crazy Labs Web Solutions, S.L. (“Crazy Labs”) in July 2006, the recruitment of new customers, and the favourable impact of exchange rate fluctuations. These favourable factors were partially offset by lower revenues in the United States due to the loss of a major customer.
The segment’s operating income decreased by $0.6 million (-40.0%) to $0.9 million in the second quarter of 2007, compared with $1.5 million in the same quarter of 2006. A special charge related to the change in the stock option plan in the second quarter of 2007, combined with the loss of a major account in North America, more than offset the positive impact of revenue growth on operating income.
On a year-to-date basis, revenues of the Interactive Technologies and Communications segment were $42.9 million, compared with $36.7 million in the same period of 2006, an increase of $6.2 million

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(16.9%). The segment’s year-to-date operating income decreased by $1.6 million (-53.3%) to $1.4 million, compared with $3.0 million in the same period of 2006. The changes in year-to-date revenues and operating income were essentially due to the factors noted above in the analysis of second quarter 2007 results. An increase in the conditional compensation charge related to the acquisition of Ant Farm Interactive LLC (“Ant Farm Interactive”) in 2004 also contributed to the decrease in operating income.
In the second quarter of 2007, cash flows from the Interactive Technologies and Communications segment’s operations were $0.3 million, compared with $1.3 million in the same period of 2006, an unfavourable variance of $1.0 million (see Table 10). For the first half of 2007, cash flows from segment operations were negative $0.1 million, compared with positive $2.5 million in the same period of 2006, an unfavourable variance of $2.6 million. The unfavourable variances in both the second quarter and the first half of 2007 were caused primarily by the decrease in operating income and the increase in additions to property, plant and equipment, due in part to higher investment in certain computer projects and leasehold improvements.
Table 10: Interactive Technologies and Communications segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2007	2006	2007	2006

Operating income	$0.9	$1.5	$1.4	$3.0
Additions to property, plant and equipment	(0.6)	(0.2)	(1.5)	(0.5)

Cash flows from segment operations	$0.3	$1.3	$(0.1)	$2.5

On June 1, 2007, Quebecor Media announced its intention to make a proposed bid to acquire all of the non-controlling interest in Nurun Inc. (“Nurun”) for $4.55 per common share. However, an independent committee of the Board of Directors of Nurun, formed to evaluate Quebecor Media’s proposed offer, indicated to Quebecor Media that its offer price was inadequate and below the range of values for Nurun’s common shares, as determined by the independent valuator retained by the independent committee, and that it believed a majority of the common shares of Nurun, excluding those held by Quebecor Media, are held by persons who would not accept Quebecor Media’s proposed offer. Consequently, on August 7, 2007, Quebecor Media announced that it had decided not to proceed with the offer.
In May 2007, Nurun made a $1.8 million payment in connection with the acquisition of Ant Farm Interactive in 2004. The payment was in consideration of the achievement of performance targets. On the same date, Nurun issued 996,170 common shares with a valuation of $1.9 million.
Internet/Portals segment
Revenues of the Internet/Portals segment totalled $11.7 million in the second quarter of 2007, an increase of $1.7 million (17.0%) from $10.0 million in the same quarter of 2006. At the special-interest

20

portals, revenues increased by 19.7% due primarily to revenue growth at jobboom.com, as well as at most of the other portals. At the general-interest portals, revenues grew by 14.9% compared with the second quarter of 2006 due to increased advertising revenues.
Operating income amounted to $1.4 million in the second quarter of 2007, compared with $2.7 million in the same quarter of 2006, a $1.3 million (-48.1%) decrease. The revenue growth did not entirely offset the unfavourable impact of increases in some operating costs, including labour and advertising and promotion costs. These cost increases were caused in part by the introduction of a new business development strategy and investments in new products.
On a year-to-date basis, Canoe’s revenues totalled $23.1 million, compared with $20.4 million in the same period of 2006, a $2.7 million (13.2%) increase. Revenues grew by 17.7% and 8.1% at the special-interest and general-interest portals respectively in the first half of 2007 compared with the same period of the previous year. Year-to-date operating income was $3.1 million compared with $5.9 million in the same period of 2006. The $2.8 million (-47.5%) decrease was mainly due to the same factors as those noted above in the discussion of second quarter 2007 results.
In the second quarter of 2007, cash flows from the Internet/Portals segment’s operations were negative $0.1 million, compared with positive $2.3 million in the same period of 2006, an unfavourable variance of $2.4 million (see Table 11). For the first half of 2007, cash flows from segment operations were $0.7 million, compared with $5.3 million in the same period of 2006, an unfavourable variance of $4.6 million. The quarterly and year-to-date decreases were due to lower operating income and an increase in additions to property, plant and equipment, caused primarily by investments made in connection with new site launches and certain computer projects.
Table 11: Internet/Portals segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2007	2006	2007	2006

Operating income	$1.4	$2.7	$3.1	$5.9
Additions to property, plant and equipment	(1.5)	(0.4)	(2.4)	(0.6)

Cash flows from segment operations	$(0.1)	$2.3	$0.7	$5.3

On June 1, 2007, Quebecor Media launched a new version of its classifiedextra.ca site, which combines the strengths of print media with the reach of the Internet. It is the largest and most powerful classified ad site in Canada, capable of reaching more than 20 million potential buyers (according to traffic figures from comScore Media Metrix) by combining the audiences of more than 150 Sun Media Corporation daily newspapers and community newspapers with that of the Canoe Network. The service is also available in French at vitevitevite.ca.
On June 30, 2007, Canoe closed the sale of the operations of Progisia Informatique, a division of Canoe,

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to Groupe Conseil OSI. Following this transaction, the operating results and cash flows of Progisia Informatique are presented as separate line items for discontinued operations in the Company’s consolidated financial statements. Comparative figures for prior periods are restated. The sale of Progisia Informatique is consistent with Canoe’s plans to refocus its operations on the Internet market.
CASH FLOWS AND FINANCIAL POSITION
Operating Activities
Continuing operating activities provided cash flows totalling $173.5 million in the second quarter of 2007, compared with $167.8 million in the same quarter of 2006. The $5.7 million increase mainly reflects a decrease in the current income tax expense. The positive impact of the $27.7 million increase in operating income was fully offset by an unfavourable variance in the net change in non-cash balances related to operations, resulting mainly from a reduction in accounts payable and accrued liabilities.
On a year-to-date basis, continuing operations provided cash flows of $262.7 million, whereas they used $23.3 million in cash in the same period of 2006, a favourable variance of $286.0 million due primarily to the payment during the first half of 2006 of $191.3 million in accrued interest on Senior Discount Notes as part of the refinancing carried out in January 2006, as well as a $57.0 million increase in operating income and a favourable variance in non-cash balances related to operations.
Financing Activities
Quebecor Media’s consolidated debt (excluding the Additional Amount payable) decreased by $316.3 million in the first half of 2007. The reduction was mainly due to the favourable impact of exchange rate fluctuations, estimated at $210.0 million, and the impact of the adoption of new accounting standards for financial instruments and hedge accounting (as discussed under “Changes in Accounting Policies”). The adoption of these standards had the effect of reducing the debt by $65.5 million. The main effects of this adjustment were recognition of fluctuations in the fair value of certain debts, up to the amount hedged against the risk of such fluctuations under interest rate swaps, and the recording of deferred financial expenses against long-term debt. A $25.1 million reduction in borrowing under TVA Group’s revolving credit facility also contributed to the decrease in Quebecor Media’s consolidated debt. The debt reduction related to changes in the exchange rate was however generally offset by an increase in the value of the cross-currency swap agreements entered under “Derivative financial instruments.” The value of liabilities related to derivative financial instruments increased from $231.3 million at December 31, 2006 to $525.4 million at June 30, 2007.
On July 23, 2007, Quebecor Media exercised its option to pay down the Additional Amount payable to The Carlyle Group for a total cash consideration of $127.2 million.
On August 8, 2007, Quebecor Media Inc. also entered into a Senior Bridge Facility of up to $500.0 million to finance the acquisition of Osprey Media. This facility bears interest at banker’s acceptance rate or prime rate plus, in each case, an applicable premium and is junior to any secured debt of Quebecor

22

Media. This facility is for an initial one-year term and, subject to customary conditions, shall be extended for a further nine-year term. Furthermore, under certain conditions, the lenders can elect to receive, at any time on or after August 8, 2008, senior unsecured notes in exchange for all or part of the principal then outstanding.
Investing Activities
Additions to property, plant and equipment amounted to $86.6 million in the second quarter of 2007, a decrease of $42.2 million from $128.8 million in the same quarter of 2006. Significant instalment payments were made in the second quarter of 2006 under contracts to acquire six new presses to print some of Quebecor Media’s newspapers and other products. As well, investments in network modernization by Videotron were lower in the second quarter of 2007.
Business acquisitions (including buyouts of minority interests) decreased from $3.5 million in the second quarter of 2006 to $1.8 million in the same quarter of 2007. Nurun made a $1.8 million payment during the second quarter of 2007 in connection with the acquisition of Ant Farm Interactive in 2004. The payment was in consideration of the achievement of performance targets.
In the first half of 2007, additions to property, plant and equipment totalled $197.7 million, compared with $221.9 million in the same period of 2006, a $24.2 million decrease. The instalment payments discussed above in the second quarter review were also higher in the first half of 2006 than in the first half of 2007. This improvement was partially offset by increased investments in network capacity in the first half of 2007 by Videotron.
Year-to-date business acquisitions (including buyouts of minority interests) amounted to $5.8 million, compared with $6.3 million during the same period of 2006.
Financial Position
At June 30, 2007, the Company and its wholly owned subsidiaries had a $25.4 million bank overdraft and had unused lines of credit of $575.0 million available, for total available liquid assets of $549.6 million.
At June 30, 2007, consolidated debt, excluding the Additional Amount payable, totalled $2.50 billion, compared with $2.82 billion at December 31, 2006. The $316.3 million decrease was mainly due to the foreign exchange variance and the impact of the adoption of new accounting standards for financial instruments and hedge accounting, as discussed under “Financing Activities.” Consolidated debt included Videotron’s $912.1 million debt ($1.04 billion at December 31, 2006), Sun Media Corporation’s $426.1 million debt ($486.7 million at December 31, 2006), TVA Group Inc.’s (“TVA Group”) $75.2 million debt ($96.5 million at December 31, 2006), and Quebecor Media’s corporate debt of $1.09 billion ($1.20 billion at December 31, 2006).
On May 7, 2007, the Board of Directors of Quebecor Media declared a dividend of $11.25 million, which was paid to shareholders on May 8, 2007.

23

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payment, debt repayment, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the subsidiaries listed on the Stock Exchange, including TVA Group.
Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio, debt ratio (long-term debt over operating income) and debt/equity ratio. As of June 30, 2007, the Company was in compliance with all required financial ratios.
Contractual Obligations
As of June 30, 2007, material contractual obligations included capital repayment and interest on long-term debt (excluding the Additional Amount payable), operating lease arrangements, capital asset purchase and other commitments, and obligations related to derivative financial instruments. There were no material changes in contractual obligations in the second quarter of 2007 compared with the disclosures in the Annual Report for the year ended December 31, 2006 (Form 20F/A).
Financial Instruments
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. The Company and its subsidiaries manage this exposure through staggered maturities and an optimal balance of fixed- and variable-rate debt.
As at June 30, 2007, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposures. The Company has entered into foreign exchange forward contracts and cross-currency swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
The Company does not hold or use any derivative instruments for trading purposes.
The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 12).

24

Table 12: Quebecor Media Inc.

Fair value of derivative financial instruments
(in millions of dollars)

			June 30, 2007
			Carrying amount
	Notional		and fair value
	value		asset (liability)

Derivative financial instruments
Interest rate swap agreements	$5.0	CA	$—
Foreign exchange forward contracts
- In US$	$67.1	US	(4.9)
- In €	12.4		€—
- In CHF	12.9	CHF	(0.5)
Cross-currency interest rate swap agreements	$2,081.5	US	(534.6)

In the second quarter of 2007, Quebecor Media recorded a $25.8 million loss on derivative financial instruments for which hedge accounting is not used (a $10.8 million loss in the same quarter of 2006). A foreign-exchange gain of $12.7 million ($6.9 million in the second quarter of 2006) was recognized in connection with the financial instruments hedged by these derivatives. In the second quarter of 2007, Quebecor Media recorded a $0.4 million gain on the ineffective portion of fair value hedging relationships. Finally, a loss of $4.2 million was recorded under other comprehensive income in the second quarter of 2007 in relation to cash flow hedging relationships.
In the first half of 2007, Quebecor Media recorded a $28.5 million loss on derivative financial instruments for which hedge accounting is not used ($16.4 million loss in the same period of 2006). A foreign-exchange gain of $16.0 million ($7.7 million in the first half of 2006) was recognized in connection with the financial instruments hedged by the derivatives. During the first half of 2007, Quebecor Media recorded a $3.3 million gain on the ineffective portion of fair value hedging relationships. Finally, a net gain of $5.4 million was recorded under other comprehensive income in the first half of 2007 in relation to cash flow hedging relationships.
RELATED PARTY TRANSACTIONS
The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
Management Arrangements
Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive

25

officers who also serve as executive officers of Quebecor. In the second quarter of 2007, Quebecor Media received a total of $0.75 million in management fees from Quebecor, the same amount as in the second quarter of 2006. For the first six months of 2007, Quebecor Media received a total of $1.5 million in management fees from Quebecor, the same amount as for the first six months of 2006.
In the second quarter of 2007, Quebecor Media also paid management fees of $0.2 million and $0.1 million respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (“CDP Capital”), the same amounts as for the second quarter of 2006. For the first six months of 2007, Quebecor Media paid management fees of $0.3 million and $0.3 million respectively to its shareholders Quebecor and CDP Capital, the same amounts as for the first six months of 2006.
Lease Arrangements
Quebecor and other related parties lease office space to Quebecor Media. In the second quarter of 2007, the aggregate rent expense paid to Quebecor and other related parties was $0.6 million, compared with $0.7 million for the same period of 2006. During the first six months of 2007, the aggregate rent expense paid to Quebecor and other related parties was $1.4 million, compared with $1.4 million for the same period of 2006.
Commercial Printing and Other Services
Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services as part of transactions with Quebecor World Inc. (“Quebecor World”), (which is also a subsidiary of Quebecor), and other affiliated companies. The aggregate purchases from Quebecor World and the affiliated companies were $14.0 million in the second quarter of 2007 ($22.4 million in the second quarter of 2006), while such purchases amounted to an aggregate of $28.3 million for the first six months of 2007 ($38.6 million in the first half of 2006). The total revenues from Quebecor World and affiliated companies were $4.6 million in the second quarter of 2007 ($4.2 million in the second quarter of 2006), while such revenues amounted to an aggregate of $8.0 million for the first six months of 2007 ($8.9 million in the first half of 2006). Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value.
During the second quarter of 2007, Nurun, Interactive Technologies and Communications segment, received interest of $0.2 million ($0.2 million for the same period of 2006) from Quebecor. During the first six months of 2007, Nurun received interest of $0.5 million ($0.4 million for the same period of 2006). As at June 30, 2007, cash and cash equivalents totalling $19.3 million ($18.8 million as at June 30, 2006) have been invested on a revolving basis in Quebecor under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.

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Composition and Maturity of Long-Term Debt
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. The weighted average term of Quebecor Media’s consolidated debt was approximately 6.0 years as of June 30, 2007. The debt comprises approximately 51.9% fixed-rate debt and 48.1% floating-rate debt.
As of June 30, 2007, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, based on borrowing levels as at that date and excluding the Additional Amount payable, is as follows:
Twelve month period ending June 30
(in millions of Canadian dollars)

2008	$28.6
2009	254.9
2010	168.1
2011	59.1
2012	12.3
2013 and thereafter	$2,040.2
Changes in Accounting Policies
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:
Comprehensive income
Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.
Financial instruments
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities, and measurement

27

in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.
Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.
Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of the Company’s financial liabilities were classified as other liabilities.
Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standards related to embedded derivatives.
Hedges
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.
Accordingly, for derivatives designated as fair value hedges, such as certain cross-currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
For derivative instruments designated as cash flow hedges, such as certain cross-currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
On adoption of these new standards, the transition rules require that the Company adjust either the

28

opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures for prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $44.4 million

•	Increase in derivative financial instruments of $88.9 million

•	Decrease in long-term debt of $65.5 million

•	Decrease in future income tax liabilities of $18.0 million

•	Increase in deficit of $14.3 million

•	Increase in accumulated other comprehensive loss of $35.5 million.
The adoption of the new standards resulted in decreases of $4.6 million and $2.6 million respectively in net income during the three-month and six-month periods ended June 30, 2007.
Goodwill and Broadcasting Licences
During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill and broadcasting licences from October 1 to April 1. Accordingly, the Company performed its impairment tests for goodwill and broadcasting licences on April 1, 2007 and concluded that these assets were not impaired.
Recent Accounting Developments in the United States
In June, 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48) — an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN48 did not have a material impact on the Company’s discussion of the principal differences between Canadian and U.S. GAAP, presented in note 9 to the consolidated financial statements.
Forward-Looking Statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or

29

similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

30

We advise you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Quarterly Report, and in the Annual Report on Form 20F/A, included under the section “Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission.

31

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

REVENUES

Cable	$371.9	$314.3	$730.7	$615.9
Newspapers	241.8	240.9	462.1	460.6
Broadcasting	106.5	103.5	199.8	194.4
Leisure and Entertainment	78.6	66.7	146.8	137.5
Interactive Technologies and Communications	21.9	18.7	42.9	36.7
Internet/Portals	11.7	10.0	23.1	20.4
Head office and inter-segment	(17.1)	(14.2)	(39.0)	(29.7)

	815.3	739.9	1,566.4	1,435.8

Cost of sales and selling and administrative expenses	580.4	532.7	1,143.3	1,069.7
Amortization	71.9	63.5	141.8	128.1
Financial expenses (note 3)	58.7	62.0	112.8	114.3
Reserve for restructuring of operations and other special charges (note 4)	5.1	8.1	12.1	7.7
Loss on debt refinancing	—	—	—	331.6
Other	0.6	(1.5)	(0.4)	(1.5)

INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	98.6	75.1	156.8	(214.1)
Income taxes:
Current	(4.1)	1.7	(6.1)	2.6
Future	10.3	7.2	29.8	(102.5)

	6.2	8.9	23.7	(99.9)

	92.4	66.2	133.1	(114.2)
Non-controlling interest	(8.4)	(7.4)	(8.4)	(5.9)

INCOME (LOSS) FROM CONTINUING OPERATIONS	84.0	58.8	124.7	(120.1)
Income from discontinued operations (note 6)	4.7	0.4	5.2	0.9

NET INCOME (LOSS)	$88.7	$59.2	$129.9	$(119.2)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Income before amortization, financial expenses, reserve for restructuring of operations and other special charges, loss on debt refinancing and other
Cable	$145.7	$121.9	$294.7	$239.7
Newspapers	54.7	60.2	89.2	97.3
Broadcasting	22.1	18.8	24.8	18.4
Leisure and Entertainment	7.8	(0.5)	7.6	0.5
Interactive Technologies and Communications	0.9	1.5	1.4	3.0
Internet/Portals	1.4	2.7	3.1	5.9
General corporate expenses	2.3	2.6	2.3	1.3

	$234.9	$207.2	$423.1	$366.1

Amortization
Cable	$54.9	$47.2	$108.9	$97.0
Newspapers	10.2	9.4	19.6	17.9
Broadcasting	3.4	3.6	6.6	7.2
Leisure and Entertainment	2.1	2.3	4.1	4.0
Interactive Technologies and Communications	0.7	0.4	1.5	0.8
Internet/Portals	0.4	0.2	0.7	0.4
Head Office	0.2	0.4	0.4	0.8

	$71.9	$63.5	$141.8	$128.1

Additions to property, plant and equipment
Cable	$68.8	$82.6	$157.1	$141.9
Newspapers	12.7	43.1	29.9	73.7
Broadcasting	2.8	1.9	6.3	3.6
Leisure and Entertainment	0.2	0.6	0.4	1.3
Interactive Technologies and Communications	0.6	0.2	1.5	0.5
Internet/Portals	1.5	0.4	2.4	0.6
Head Office	—	—	0.1	0.3

	$86.6	$128.8	$197.7	$221.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Net income (loss)	$88.7	$59.2	$129.9	$(119.2)

Other comprehensive income, net of income taxes
Unrealized loss on translation of net investments in foreign operations	(1.3)	(0.1)	(1.4)	—
Unrealized gain on derivative instruments, including income tax credits of $9.8 million and $9.3 million in the three-month and six-month periods ended June 30, 2007, respectively	5.6	—	14.7	—

	4.3	(0.1)	13.3	—

COMPREHENSIVE INCOME (LOSS)	$93.0	$59.1	$143.2	$(119.2)

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Deficit at beginning of period, as previously reported	$2,715.9	$2,726.5	$2,731.5	$2,538.1

Cumulative effect of changes in accounting policies (note 2)	—	—	14.3	—

Deficit at beginning of period, as restated	2,715.9	2,726.5	2,745.8	2,538.1

Net (income) loss	(88.7)	(59.2)	(129.9)	119.2

	2,627.2	2,667.3	2,615.9	2,657.3

Dividends	11.2	—	22.5	10.0

Deficit at end of period	$2,638.4	$2,667.3	$2,638.4	$2,667.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Cash flows related to operations
Net income (loss) from continuing operations	$84.0	$58.8	$124.7	$(120.1)
Adjustments for:
Amortization of property, plant and equipment	69.6	60.8	137.1	123.5
Amortization of deferred charges and of other assets	2.3	2.7	4.7	4.6
Net loss on derivative instruments and on foreign currency translation of financial instruments	10.2	3.9	8.0	8.7
Loss (gain) on revaluation of the Additional Amount payable	—	4.8	5.2	(3.4)
Loss on debt refinancing	—	—	—	331.6
Repayment of accrued interest on Senior Discount Notes	—	—	—	(191.3)
Amortization of financing costs and long-term debt discount	1.0	1.4	2.0	5.3
Non-controlling interest	8.4	7.4	8.4	5.9
Future income taxes	10.3	7.2	29.8	(102.5)
Other	(3.6)	1.0	(6.6)	(0.5)

	182.2	148.0	313.3	61.8
Net change in non-cash balances related to operations	(8.7)	19.8	(50.6)	(85.1)

Cash flows provided by (used in) continuing operations	173.5	167.8	262.7	(23.3)
Cash flows provided by discontinued operations	0.9	0.4	1.4	0.9

Cash flows provided by (used in) operations	174.4	168.2	264.1	(22.4)

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(1.8)	(3.5)	(5.8)	(6.3)
Additions to property, plant and equipment	(86.6)	(128.8)	(197.7)	(221.9)
Net decrease in temporary investments	1.0	40.5	1.0	40.5
Proceeds from disposal of assets	0.3	0.2	2.8	0.7
Other	(1.1)	(1.0)	(1.2)	(1.7)

Cash flows used in investing activities	(88.2)	(92.6)	(200.9)	(188.7)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(10.9)	(5.9)	(9.8)	4.0
Issuance of long-term debt, net of financing fees	2.0	(0.6)	10.3	1,169.2
Net (repayments) borrowings under revolving bank facilities	(59.8)	(75.7)	(24.1)	166.7
Repayment of long-term debt and unwinding of hedging contracts	(5.1)	(5.2)	(10.4)	(1,134.5)
Net decrease in prepayments under cross-currency swap agreements	—	—	—	21.6
Dividends	(11.2)	(10.0)	(22.5)	(80.0)
Dividends paid to non-controlling shareholders	(0.9)	(1.1)	(1.9)	(2.0)
Other	0.6	0.2	0.8	(0.8)

Cash flows (used in) provided by financing activities	(85.3)	(98.3)	(57.6)	144.2

Net increase (decrease) in cash and cash equivalents	0.9	(22.7)	5.6	(66.9)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.5)	(0.3)	(0.5)	(0.2)
Cash and cash equivalents at beginning of period	38.8	53.3	34.1	97.4

Cash and cash equivalents at end of period	$39.2	$30.3	$39.2	$30.3

Cash and cash equivalents consist of
Cash	$8.6	$10.5	$8.6	$10.5
Cash equivalents	30.6	19.8	30.6	19.8

	$39.2	$30.3	$39.2	$30.3

Cash interest payments	$48.0	$44.8	$103.7	$332.4
Cash income tax payments (net of refunds)	1.2	3.1	(0.9)	7.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	June 30	December 31
	2007	2006
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$39.2	$34.1
Temporary investments	0.4	1.4
Accounts receivable	412.9	426.2
Income taxes	9.1	17.3
Inventories and investments in televisual products and movies	163.7	158.7
Prepaid expenses	34.6	24.4
Future income taxes	114.2	65.9

	774.1	728.0

PROPERTY, PLANT AND EQUIPMENT	1,876.8	1,830.1
FUTURE INCOME TAXES	59.1	61.1
OTHER ASSETS (note 7)	181.5	243.6
GOODWILL (note 7)	3,721.1	3,721.1

	$6,612.6	$6,583.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$10.8	$20.6
Accounts payable and accrued charges	571.8	592.4
Deferred revenue	187.8	177.6
Income taxes	3.3	8.8
Amounts payable to parent company and companies under common control	1.0	11.9
Additional Amount payable	127.2	122.0
Current portion of long-term debt (note 8)	28.6	23.1

	930.5	956.4

LONG-TERM DEBT (note 8)	2,461.0	2,773.0
DERIVATIVE FINANCIAL INSTRUMENTS	525.4	231.3
OTHER LIABILITIES	68.3	125.2
FUTURE INCOME TAXES	171.9	118.9
NON-CONTROLLING INTEREST	147.6	142.1

SHAREHOLDERS’ EQUITY
Capital stock (note 9)	1,752.4	1,752.4
Contributed surplus	3,217.2	3,217.2
Deficit	(2,638.4)	(2,731.5)
Accumulated other comprehensive loss (note 10)	(23.3)	(1.1)

	2,307.9	2,237.0

Subsequent events (note 11)	$6,612.6	$6,583.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the latest annual consolidated financial statements of Quebecor Media Inc. (the “Company”) have been used, with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscription or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2007.

2.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:
(a)	Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

(b)	Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under these standards, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
2. CHANGES IN ACCOUNTING POLICIES (continued)
(b)	Financial instruments (continued)

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of the Company’s financial liabilities were classified as other liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standards related to embedded derivatives.

(c)	Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
On adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures for prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $44.4 million

•	Increase in the liability related to derivative financial instruments of $88.9 million

•	Decrease in long-term debt of $65.5 million

•	Decrease in future income tax liabilities of $18.0 million

•	Increase in deficit of $14.3 million

•	Increase in accumulated other comprehensive loss of $35.5 million
The adoption of the new standards resulted in a decrease of $4.6 million and $2.6 million in net income, respectively, during the three-month and six-month periods ended June 30, 2007.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
3.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Interest on long-term debt	$52.3	$54.7	$104.9	$108.1
Amortization of financing costs and long-term debt discount	1.0	1.4	2.0	5.3
Net loss on derivative instruments and on foreign currency translation of financial instruments [1,2]	10.2	3.9	8.0	8.7
Loss (gain) on revaluation of the Additional Amount payable	—	4.8	5.2	(3.4)
Investment income	(0.5)	(0.2)	(1.0)	(0.7)
Other	(3.0)	(0.6)	(3.9)	(0.2)

	60.0	64.0	115.2	117.8

Interest capitalized to the cost of property, plant and equipment	(1.3)	(2.0)	(2.4)	(3.5)

	$58.7	$62.0	$112.8	$114.3

[1]	During the three-month and six-month periods ended June 30, 2007, the Company recorded a loss of $25.8 million and $28.5 million, respectively, on derivative instruments for which hedge accounting is not used ($10.8 million and $16.4 million in 2006).

[2]	During the three-month and six-month periods ended June 30, 2007, the Company recorded a gain of $0.4 million and $3.3 million, respectively, for the ineffective portion of fair value hedges.
4.	RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES
(a)	Newspapers segment

In August 2005, the Company announced a plan to invest in two new printing facilities located in Toronto (Ontario) and Saint-Janvier-de-Mirabel (Québec). As part of the plan, Sun Media Corporation is outsourcing the printing of certain of its publications in Ontario and Québec to the new facilities. These projects resulted in the elimination of production positions at The London Free Press, The Toronto Sun and at The Ottawa Sun, and inserters’ positions at Le Journal de Montréal. During the three-month and six-month periods ended June 30, 2007, special termination benefits of $3.3 million and $4.2 million, respectively, were recorded relating to the positions at The Toronto Sun and The Ottawa Sun.

In June 2006, the Newspapers segment announced a plan to restructure its news production operations by introducing new content-management technologies, and streamlining the news-gathering process. During the first quarter of 2007, the Newspapers segment recorded additional severance costs of $1.7 million relating to the elimination of editorial positions in operations across the organization.

Finally, in 2006, Sun Media Corporation implemented a voluntary workforce reduction program at The London Free Press and several smaller involuntary workforce reduction programs, namely at The Toronto Sun and Bowes Publishers. During the three-month and six-month periods ended June 30, 2007, the Newspapers segment recorded additional termination benefits of $1.5 million and $4.8 million, respectively, relating to these workforce reduction initiatives.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
4.	RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES (continued)
(a)	Newspapers segment (continued)

Continuity of reserve for restructuring and other special charges

June 30,
2007

Balance as at December 31, 2006	$12.7
Workforce reduction initiatives	10.7
Payments	(7.6)

Balance as at June 30, 2007	$15.8

(b)	Other segments

During the three-month and six-month periods ended June 30, 2007, other segments recorded restructuring costs of $0.3 million and $1.4 million, respectively, mainly in the Broadcasting segment.
5.	PENSION PLANS

The Company maintains defined benefit and contribution pension plans for its employees. The total costs were as follows:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Pension plans:
Defined benefit plans	$5.7	$6.2	$12.2	$11.9
Defined contribution plans	2.7	2.7	5.7	5.3

	$8.4	$8.9	$17.9	$17.2

6.	DISCONTINUED OPERATIONS

On June 30, 2007, the Company completed the sale of Progisia Informatique, the information technology consulting division of Canoe Inc., Internet/Portals segment. The sale resulted in a gain on disposal of $4.0 million (net of income tax and non-controlling interest). The results of the disposed business were reclassified and disclosed in the consolidated statements of income as “Income from discontinued operations”.

7.	GOODWILL AND BROADCASTING LICENCES

During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill and broadcasting licences from October 1 to April 1. Accordingly, the Company performed its impairment tests for goodwill and broadcasting licenses on April 1, 2007 and concluded that these assets were not impaired.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
8.	LONG-TERM DEBT

Components of the long-term debt as at June 30, 2007 were as follows:

	June 30	December 31
	2007	2006

Long-term debt [1]	$2,563.2	$2,796.1
Change in fair value related to hedged interest rate risks	(47.1)	—
Adjustment related to embedded derivatives	4.6	—
Financing fees, net of amortization	(31.1)	—

	2,489.6	2,796.1
Less current portion	28.6	23.1

	$2,461.0	$2,773.0

[1]	Period-end exchange rates were used to translate debt issued in a foreign currency.
9.	CAPITAL STOCK
(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
9.	CAPITAL STOCK (continued)
(a)	Authorized capital stock (continued):
•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued capital stock

	Common Shares
	Number	Amount

Balance as at December 31, 2006 and June 30, 2007	123,602,807	$1,752.4

(c)	Stock-based option plans

The following table provides details of changes to outstanding options in the main stock-based option plans of the Company and its subsidiaries for the six-month period ended June 30, 2007:

		Outstanding options
		Weighted average
	Number	exercise price

Quebecor Media inc.

As at December 31, 2006	3,781,767	$21.38
Granted	143,594	37.82
Cancelled	(63,396)	21.81

As at June 30, 2007	3,861,965	$21.99

Vested options as at June 30, 2007	2,289,733	$18.20

TVA Group Inc.

As at December 31, 2006	489,695	$17.59
Cancelled	(33,654)	15.60

As at June 30, 2007	456,041	$17.74

Vested options as at June 30, 2007	52,457	$20.50

For the three-month and six-month periods ended June 30, 2007, consolidated compensation expense related to all stock-based option plans was $17.7 million (a reversal of the expense of $0.4 million in 2006) and $25.9 million ($5.8 million in 2006), respectively.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total

Balance as at December 31, 2005 and June 30, 2006	(2.3)	—	(2.3)

Other comprehensive income, net of income taxes	1.2	—	1.2

Balance as at December 31, 2006	(1.1)	—	(1.1)

Cumulative effect of changes in accounting policies (note 2)	—	(35.5)	(35.5)
Other comprehensive (loss) income, net of income taxes	(1.4)	14.7	13.3

Balance as at June 30, 2007	$(2.5)	$(20.8)	$(23.3)

No significant amount is expected to be reclassified in income over the next 12 months, in connection with derivatives designated as cash flow hedges, while the balance of accumulated other comprehensive loss is expected to be reversed over a 9-year period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
11.	SUBSEQUENT EVENTS

Repayment of the Additional Amount payable

On July 23, 2007, the Company exercised its rights to repay the Additional Amount payable in the amount of $127.2 million.

Acquisition of Osprey Media Income Fund

On May 31, 2007, the Company announced that it had entered into an acquisition and support agreement pursuant to which the Company would make a take-over bid to acquire all outstanding units of Osprey Media Income Fund at a price of $7.25 per unit. In addition, the Company made arrangements for Osprey Media Income Fund to have access to a new five-year $60.0 million revolving credit facility which Osprey Media may use to replace its existing $65.0 million revolving credit facility.

On July 5, 2007, the Company notified Osprey Media Income Fund of its offer (“Amended Offer”) to amend the terms of its initial offer by, among other things, increasing the offer price to $8.45 per unit for a total consideration of approximately $414.4 million (excluding assumed liabilities) and thereby exercising its “right to match” a superior proposal in accordance with the support agreement. This Amended Offer was approved by the Board of Trustees of Osprey Media Income Fund and remained open for acceptance until August 3, 2007.

On August 3, 2007, the Company accepted all of the 44,299,639 units (90.3%) of Osprey Media Income Fund deposited under the Amended Offer at such time and amended Osprey Media Income Fund’s declaration of trust. Accordingly, on August 8, 2007, The Company acquired the remaining units not deposited under the Amended Offer pursuant to the compulsory acquisition provisions of Osprey Media Income Fund’s amended declaration of trust and paid a total cash consideration of $414.4 millions for all units acquired (excluding assumed liabilities).

Osprey Media Income Fund is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications.

New Senior Bridge Facility

On August 8, 2007, the Company also entered into a Senior Bridge Facility of up to $500.0 million to finance the acquisition of Osprey Media Income Fund. This facility bear interest at banker’s acceptance rate or prime rate plus, in each case, an applicable premium and is junior to any secured debt of the Company. This facility is for an initial one year term and, subject to customary conditions, shall be extended for a further nine-year term. Furthermore, under certain conditions, the lenders can elect to receive, at any time on or after August 8, 2008, senior unsecured notes in exchange for all or part of the principal then outstanding.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (U.S.). The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements.

Restatement of U.S. GAAP reconciliation note to financial statements relating to accounting for fair value hedge relationships

The following U.S. GAAP financial information from the consolidated statements of income and comprehensive loss for the three-month and six-month periods ended June 30, 2006 and consolidated balance sheet as at December 31, 2006 have been restated to reflect certain adjustments to previously reported financial information for the correction of an error related to the accounting for certain fair value hedge relationships. The Company has entered into fair value hedges of its debt with derivative instruments. The accounting for a fair value hedge in accordance with U.S. GAAP requires that the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk, be recognized currently in earnings. The Company has determined that the adjustment to the carrying value of the debt (hedged item) attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information calculated in accordance with U.S. GAAP due to a misinterpretation of the applicable U.S. GAAP.

The following tables summarize the effects of the adjustments on previously reported U.S. GAAP information.

Consolidated statements of income and comprehensive income:

	Three months ended	Six months ended
	June 30, 2006	June 30, 2006

Decrease in derivative instruments	$(2.3)	$(4.8)
Decrease in income tax expense	0.5	1.4

Net decrease of net income and comprehensive income	$(1.8)	$(3.4)

Consolidated balance sheet:

December 31,
2006

Increase in long term debt	$43.1
Decrease in future income tax liabilities	(9.1)
Increase in deficit	34.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(a)	Consolidated statements of income

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
		(restated)		(restated)

Net income (loss) as per Canadian GAAP	$88.7	$59.2	$129.9	$(119.2)
Adjustments:
Development, pre-operating and start-up costs (i)	0.5	(0.3)	1.1	(0.4)
Derivative instruments (ii)	(10.8)	(5.2)	(10.8)	68.9
Pension and postretirement benefits (iii)	0.4	0.1	0.8	0.3
Stock-based compensation (iv)	(0.4)	—	(2.0)	—
Income taxes (v), (vii)	(10.4)	0.1	(10.9)	(32.7)

	(20.7)	(5.3)	(21.8)	36.1

Net income (loss) as adjusted as per U.S. GAAP	$68.0	$53.9	$108.1	$(83.1)

(b)	Consolidated statements of comprehensive income (loss)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
		(restated)		(restated)

Comprehensive income (loss) as per Canadian GAAP	$93.0	$59.1	$143.2	$(119.2)
Adjustments to net income (loss) as per (a) above	(20.7)	(5.3)	(21.8)	36.1
Adjustments to other comprehensive income:
Derivative instruments (ii)	12.7	6.6	12.7	136.9
Pension and postretirement benefits (iii)	1.3	2.1	2.6	4.1
Income taxes (v)	(2.2)	0.5	(2.7)	(56.4)

	11.8	9.2	12.6	84.6

Comprehensive income as per U.S. GAAP	$84.1	$63.0	$134.0	$1.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(b)	Consolidated statements of comprehensive income (loss) (continued)

The accumulated other comprehensive loss as at June 30, 2007 and December 31, 2006 is as follows:

	June 30	December 31
	2007	2006

Accumulated other comprehensive loss as per Canadian GAAP	$(23.3)	$(1.1)
Adjustments:
Derivative instruments (ii)	12.7	(44.4)
Pension and postretirement benefits (iii)	(49.7)	(52.3)
Income taxes (v)	14.2	25.8

	(22.8)	(70.9)

Accumulated other comprehensive loss as per U.S. GAAP at end of period	$(46.1)	$(72.0)

(c)	Consolidated balance sheets:

	June 30, 2007		December 31, 2006
				United States
	Canada	United States	Canada	(restated)

Future income tax assets	$59.1	$61.8	$61.1	$61.1
Goodwill	3,721.1	3,717.3	3,721.1	3,717.1
Other assets	181.5	151.7	243.6	197.1
Current liabilities	(930.5)	(936.2)	(956.4)	(945.9)
Long-term debt	(2,461.0)	(2,461.6)	(2,773.0)	(2,743.2)
Derivative financial instruments	(525.4)	(577.2)	(231.3)	(345.7)
Future income tax liabilities	(171.9)	(130.9)	(118.9)	(81.0)
Non-controlling interest	(147.6)	(140.7)	(142.1)	(137.1)
Contributed surplus (vi) (vii)	(3,217.2)	(3,395.2)	(3,217.2)	(3,395.2)
Deficit	2,638.4	2,834.7	2,731.5	2,920.3
Accumulated other comprehensive loss	23.3	46.1	1.1	72.0

(i)	Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under Canadian GAAP, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under U.S. GAAP, these costs must be included in income as incurred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(ii)	Prior to 2007, under Canadian GAAP, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No.133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in earnings. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of hedging relationships ineffectiveness recorded in earnings under U.S. GAAP could differ from the measurement under Canadian GAAP.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

(iii)	Under U.S. GAAP, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) was issued in 2006 and requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. The SFAS 158 was effective prospectively for fiscal years ended after December 15, 2006 and did not have an impact on the Company’s consolidated statement of income.

Under U.S. GAAP, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan’s assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept has been eliminated with the adoption of SFAS 158.

On the adoption of SFAS 158, an adjustment of $27.3 million (net of income tax of $12.4 million and non-controlling interest of $14.5 million) was recorded as a component of the ending balance of accumulated other comprehensive loss as at December 31, 2006 to reflect the unfunded status of benefit plans and the reversal of the minimum pension liability that was recognized in accordance with SFAS 87.

Under Canadian GAAP, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iv)	Under U.S. GAAP, the Company adopted the new standards of FASB No. 123R, Share-Based Payment (SFAS 123R) in 2006. In accordance with SFAS 123R, the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock options awards instead of the fair value.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)
12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(v)	Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48), an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the adoption of FIN48, the Company recorded an adjustment to increase its opening deficit under U.S. GAAP by $0.3 million (net of non-controlling interest of $0.2 million).

Under Canadian GAAP, there is no such interpretation and therefore, the reserve related to income taxes contingencies is not based on the same level of likelihood as the new rules of FIN48.

Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates while under U.S. GAAP, measurement is based on enacted tax rates.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(vi)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(vii)	In the past, the Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8.4 million in 2006 of which $2.7 million was recognized in income in 2007, and in a reduction of $15.9 million of the Company’s income tax expense in 2005. Under GAAP in the United States, since these transactions related to asset transfers between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid were recognized in contributed surplus.